UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Nomad Foods Limited

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

G6564A105

(CUSIP Number)

TOMS Acquisition I LLC

450 W. 14th Street, 13th Floor

New York, NY 10014

Attn: Noam Gottesman

(212) 524 -7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G6564A 105		Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noam Gottesman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,574,449*
	8	SHARED VOTING POWER 12,703,306*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,703,306*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,277,755*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D
CUSIP No. G6564A 105		Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TOMS Acquisition I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,080,543*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,080,543*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,080,543*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D
CUSIP No. G6564A 105		Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TOMS Capital Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,708,110*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,708,110*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,708,110*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D
CUSIP No. G6564A 105		Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guy Weltsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,069,148*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,148*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D
CUSIP No. G6564A 105		Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alejandro San Miguel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 415,813*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,813*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D
CUSIP No. G6564A 105		Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anup Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 339,488*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,488*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D
CUSIP No. G6564A 105		Page 8 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lavender Fiduciary Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5

Item 1. Security and Issuer.

This Amendment No. 4 (the “Amendment”) is being jointly filed by Noam Gottesman (“Gottesman”), TOMS Acquisition I LLC, a Delaware limited liability company (“TOMS Acquisition”), TOMS Capital Investments LLC, a Delaware limited liability company (“TCI”, together with Gottesman and TOMS Acquisition, collectively referred to as the “Gottesman Reporting Persons”), Guy Weltsch (“Weltsch”), Alejandro San Miguel (“San Miguel”), Anup Patel (“Patel”) and Lavender Fiduciary Management Inc., a Wyoming corporation, as trustee of various trusts established by Weltsch and San Miguel (“Lavender”, and together with Weltsch, San Miguel and Patel (and any other holder of which they have sole beneficial ownership, collectively referred to as the “Toms Reporting Persons”) to amend the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2018 (as amended by Amendment No. 1 filed on January 7, 2019, Amendment No. 2 filed on January 6, 2020 and Amendment No. 3 filed on December 7, 2020, the “Statement”) with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Nomad Foods Limited, a company incorporated with limited liability under the laws of the British Virgin Islands (the “Issuer”). The principal executive offices of the Issuer are located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex TW14 8HA, United Kingdom. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement. The Gottesman Reporting Persons and Toms Reporting Persons are sometimes collectively referred to herein as the “Reporting Persons”.

Item 2. Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a)	This Statement is being jointly filed by the Reporting Persons.

Mr. Gottesman owns or controls, directly or indirectly, 100% of TCI and 77.5% of TOMS Acquisition I LLC (with the remaining 22.5% of TOMS Acquisition being owned by certain of the Toms Reporting Persons).

Mr. Gottesman owns, directly or indirectly, 100% of Lavender. The members of the board of directors of Lavender are Gottesman, San Miguel, Weltsch and Daniel Kedar.

(b)	The business address of each of the Gottesman Reporting Persons and the Toms Reporting Persons (other than Lavender) is 450 W. 14th Street, 13th Floor, New York, NY 10014.

The business address of Lavender is 255 Buffalo Way, P.O. Box 1905, Jackson, WY 83001.

(c)

The present principal business of each of TOMS Acquisition and TCI is that of a private investment partnership, engaged in the purchase and sale of securities for investment for its own account. Gottesman directs the voting and investment activities of TOMS Acquisition, TCI and other affiliated private investment vehicles. Each of the Toms Reporting Persons (other than Lavender) is a partner of Toms Capital LLC, an affiliate of the Gottesman Reporting Persons.

The present principal business of Lavender is to be a private trust company.

(d)	None of the Reporting Persons, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, were, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of TOMS Acquisition and TCI are organized under the laws of the State of Delaware. Lavender is organized under the laws of the State of Wyoming. Each of Gottesman and San Miguel is a citizen of the United States. Each of Daniel Kedar and Weltsch is a citizen of the State of Israel and Patel is a citizen of the United Kingdom.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

On December 31, 2020, San Miguel and Weltsch transferred by way of gift (directly and indirectly) 150,000 and 600,000 Ordinary Shares, respectively, to trusts of which Lavender is the trustee. On January 4, 2021, TOMS Acquisition was issued 1,937,518 Ordinary Shares by the Issuer (the “2020 Dividend Shares”) as a dividend on its Founder Preferred Shares. The number of 2020 Dividend Shares issued was based on the share price appreciation of the Ordinary Shares as described in the Issuer’s amended and restated memorandum and articles of association. In connection with the transactions described herein, TOMS Acquisition distributed the 2020 Dividend Shares and other previously acquired Ordinary Shares to its members for no consideration pursuant to its governing document, such that following the distribution and foregoing transfers, the Ordinary Shares were held, directly or indirectly, by the Reporting Persons as set forth below in Item 5.

On January 6, 2021, Gottesman entered into an Amended and Restated Irrevocable Proxy Agreement with effect as of December 31, 2020 (the “2021 Proxy Agreement”) with each Toms Reporting Person pursuant to which each such Toms Reporting Person granted Gottesman an irrevocable proxy to vote, for so long as Gottesman serves as a director on the Issuer’s board of directors, all Ordinary Shares beneficially owned, directly or indirectly, by each of them (i) as of the date of the 2021 Proxy Agreement and (ii) that may be acquired after the date of the 2021 Proxy Agreement (in each case, to the extent that each of them has the power to vote or direct the vote of such Ordinary Shares). As a result of the 2021 Proxy Agreement, Lavender has become a member of the “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b)(1) thereunder.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) – (c) of Item 5 of the Statement are hereby amended and restated in its entirety as follows:

(a) - (b)

As of the date hereof, Gottesman beneficially owns, directly or indirectly, an aggregate of 15,277,755 Ordinary Shares (and shares convertible into Ordinary Shares within 60 days) consisting of (i) shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of (A) 1,330,543 Ordinary Shares (and 750,000 Founder Preferred Shares convertible into Ordinary Shares within 60 days) held directly by TOMS Acquisition, (B) 6,708,110 Ordinary Shares held indirectly by TCI through a wholly-owned subsidiary of TCI and (C) 3,914,653 Ordinary Shares held indirectly by Gottesman through an entity wholly-owned by Gottesman, and (ii) sole power to vote, or to direct the vote, of 1,069,148, 415,813, 339,488 and 750,000 Ordinary Shares held, directly or indirectly, by Weltsch, San Miguel, Patel and Lavender respectively (which Gottesman has the sole power to vote pursuant to the 2021 Proxy Agreement). In the aggregate, such 15,277,755, 2,080,543, 6,708,110 and 3,914,653 Ordinary Shares represent approximately 8.6%, 1.2%, 3.8% and 2.2% of all outstanding Ordinary Shares (calculated based on 176,055,933 Ordinary Shares outstanding as of January 4, 2021 (as reported in the Issuer’s Report on Form 6-K filed on January 4, 2021)) and assuming the conversion of the Reporting Person’s Founder Preferred Shares, but without including any conversion of Founder Preferred Shares held by any other person. As of the date hereof, (i) Weltsch may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 1,069,148 Ordinary Shares and (ii) San Miguel, Patel and Lavender may be deemed to beneficially own and have sole power to dispose, or to direct the disposition of, an aggregate of 415,813, 339,488 and 750,000 Ordinary Shares. In the aggregate, such 1,069,148, 415,813, 339,488 and 750,000 Ordinary Shares represent approximately 0.6%, 0.2%, 0.2% and 0.4% of all outstanding Ordinary Shares (calculated based on 176,055,933 Ordinary Shares outstanding as of January 4, 2021 (as reported in the Issuer’s Report on Form 6-K filed on January 4, 2021)).

(c)	Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

Item 7. Materials to be Filed as Exhibits.

Exhibit C — Joint Filing Agreement among the Reporting Persons, dated January 6, 2021.

Exhibit D — Amended and Restated Irrevocable Proxy Agreement, dated January 6, 2021.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2021	TOMS ACQUISITION I LLC

	By:	/s/ Noam Gottesman
Name: Noam Gottesman
Title: Managing Member

TOMS CAPITAL INVESTMENTS LLC

	By:	/s/ Noam Gottesman
Name: Noam Gottesman
Title: President

LAVENDER FIDUCIARY MANAGEMENT INC.

	By:	/s/ Alejandro San Miguel
Name: Alejandro San Miguel
Title: Vice President

/s/ Noam Gottesman
Noam Gottesman

/s/ Guy Weltsch
Guy Weltsch

/s/ Alejandro San Miguel
Alejandro San Miguel

/s/ Anup Patel
Anup Patel